PILGRIM AMERICA PRIME RATE TRUST
                       40 North Central Avenue, Suite 1200
                             Phoenix, Arizona 85004

                                        ______________, 1998

Pilgrim America Securities, Inc.
40 North Central  Avenue, Suite 1200
Phoenix, Arizona  85004

                  Re:  Distribution  Agreement

Gentlemen:

     Pilgrim America Prime Rate Trust is a Massachusetts business trust operating as a closed-end management investment company (hereinafter referred to as the "Trust"). The Trust has filed a registration statement on Form N-2 (File Nos. 333-29803 and 811-5410) (the "Registration Statement") under the Investment Company Act of 1940, as amended (the "1940 Act") and the Securities Act of 1933, as amended (the "1933 Act") to register shares of the Trust which may be issued and sold in connection with certain optional cash investments made pursuant to a Request for Waiver under the Trust's Shareholder Investment Program (the "Cash Purchase Program") or pursuant to privately negotiated transactions.

     You have informed us that your company, Pilgrim America Securities, Inc. ("PASI"), is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and that PASI is a member in good standing of the National Association of Securities Dealers, Inc. You have indicated your desire to act as the selling agent and underwriter for certain of the shares of the Trust issued in connection with the Cash Purchase Program or pursuant to privately negotiated transactions. We have been authorized by the Trust to execute and deliver this Agreement to you by a resolution of our Board of Trustees (the "Trustees") adopted at a meeting of the Trustees, at which a majority of Trustees, including a majority of our Trustees who are not otherwise interested persons of our investment manager or its related organizations, were present and voted in favor of the said resolution approving this Agreement.

          1. Appointment of Distributor. Upon the execution of this Agreement and in consideration of the agreements on your part herein expressed and upon the terms and conditions set forth herein, we hereby appoint you as the sales agent for distribution of shares of the Trust in connection with certain optional cash investments made pursuant to a Request for Waiver under the Cash Purchase Program or pursuant to privately negotiated transactions. You agree to use reasonable best efforts to promote the sale of the shares, but you are not obligated to sell any specific number of the shares.

          2. Sub-Agents. You may appoint sub-agents or distribute the shares through broker-dealers (or otherwise) as you may determine necessary or desirable from time to time. This Agreement shall not, however, be construed as authorizing any dealer or other person to accept orders for sale on our behalf or to otherwise act as our agent for any purpose.

          3. Offering Price. (a) Shares of the Trust offered pursuant to a Request for Waiver under the Cash Purchase Program shall be offered at a price equal to the greater of (i) the Net Asset Value per share of the Trust's shares or (ii) a discount (ranging from 0% to 5%) of the average daily market price (the volume-weighted average sales price, per share, as reported on the New York Stock Exchange Composite Transaction Tape, as shown daily on Bloomberg's AQR screen) of the shares over a five day pricing period. The discount will be established each month and may vary each month.

          (b) Shares of the Trust offered pursuant to privately negotiated transactions between the Trust and specific investors shall be offered at a price equal to the greater of (i) the Net Asset Value per share of the Trust's shares or (ii) a discount ranging from 0% to 5% of the average daily market price of the Trust's shares at the close of business on the two business days preceding the date upon which the shares are sold. The discount to apply to such privately negotiated transactions will be determined by the Trust with respect to each specific transaction.

          Requests to purchase shares offered in connection with the Request for Waiver and privately negotiated transactions may be accepted only if approved by the Trust or in accordance with instructions provided by the Trust.

          4. Sales Commission. (a) You shall be entitled to receive a sales commission from the Trust of up to 1.00% of the amount of an investment pursuant to a Request for Waiver, or up to 3.00% of the amount of an investment pursuant to a privately negotiated transaction. To the extent permitted under applicable law, you may waive receipt of a sales commission at your discretion.

          (b) You may allow appointed sub-agents or dealers such commissions or discounts (not exceeding the total sales commission) as you shall deem advisable, which shall be payable from the commissions payable to you under
Section 4(a) above.

          5. Furnishing of Information. We will furnish you with copies of the Registration Statement, and we warrant that the statements therein contained are true and correct as of the date of the Registration Statement, as it may be amended or supplemented from time to time.

          6. Other Activities. Your services pursuant to this Agreement shall not be deemed to be exclusive, and you may render similar services and act as an underwriter, distributor or dealer for other investment companies in the offering of their shares.

          7. Termination. This Agreement: (i) may be terminated by the Trust at any time without the payment of any penalty, and (ii) may be terminated by you at any time without the payment of any penalty. This Agreement shall remain in full force and effect unless terminated pursuant to this provision or by the mutual agreement of the parties.

          8. Miscellaneous. This Agreement shall be subject to the laws of the State of Arizona and shall be interpreted and construed to further and promote the operation of the Trust as a closed-end investment company.

          9. Liability. Nothing contained herein shall be deemed to protect you against any liability to us or to our shareholders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

          If the foregoing meets with your approval, please acknowledge your acceptance by signing each of the enclosed counterparts hereof and returning such counterparts to us, whereupon this shall constitute a binding agreement as of the date first above written.

                                            Very truly yours,

                                            PILGRIM AMERICA PRIME RATE TRUST



                                            By: _______________________________




Agreed to and Accepted:

PILGRIM AMERICA SECURITIES, INC.



By:  ______________________________